October 17, 2006

BY EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-0309

Attention:  Mr. Daniel L. Gordon, Branch Chief

Re:	Watson Wyatt Worldwide, Inc.
Form 10-K for the year ended June 30, 2006
File No. 001-16159

Dear Mr. Gordon:

On behalf of Watson Wyatt Worldwide, Inc. (the “Company”), this letter responds to the comments of the Division of Corporation Finance (the “Staff”) of the  Securities  and Exchange  Commission  (the  “Commission”) contained in the letter to Mr. John J. Haley dated October 16, 2006, concerning the above-referenced Annual Report on Form 10-K.  For convenience, we have repeated your comments in bold and have provided the Company’s response in plain text.

Note 6 — Retirement Benefit, Page 80

1.                                      In future filings please revise to include the assumptions used for the pension plan related to your U.K. operations or tell us why they are not necessary.

The Company Response

As the pension plan related to our U.K. operations is deemed to be a material plan for the company, we had included the related assumptions on page 36 of the Critical Accounting Policies and Estimates section in Item 7 of the Form 10-K.  We will be sure to include them in the pension footnote going forward.

Exhibits 31.1 and 31.2

2.                                      In future filings, when identifying the individual at the beginning of the certification, please do not include the title of the certifying individual.

The Company Response

In future filings, the title of the certifying individual will not be included at the beginning of the certification for Exhibits 31.1 and 31.2.

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of  the disclosure  in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing is responsive to the Staff. After you have completed your review of our response, please call me if you have any questions or comments at 703-258-8000.

Sincerely,

/s/ Carl D. Mautz

Carl D. Mautz

Chief Financial Officer

cc:	William Demarest, Staff Accountant
U.S. Securities and Exchange Commission

John J. Haley
Walter Bardenwerper
Peter Childs
Karl Chen